Exhibit 99.2

AVIANCA HOLDINGS S.A.

AND SUBSIDIARIES

(Republic of Panama)

Interim Condensed Consolidated Financial Statements

Nine months ended September 30, 2013

AVIANCA HOLDINGS S.A.

AND SUBSIDIARIES

(Republic of Panama)

Index

Interim Condensed Consolidated Statement of Financial Position	3
Interim Condensed Consolidated Statement of Comprehensive Income	5
Interim Condensed Consolidated Statement of Changes in Equity	7
Interim Condensed Consolidated Statement of Cash Flows	9
Notes to the Interim Condensed Consolidated Financial Statements	11

AVIANCA HOLDINGS S.A.

(Republic of Panama)

Interim Condensed Consolidated Statement of Financial Position

(In USD thousands, except share and per share data)

	Notes	As of September 30, 2013	As of December 31, 2012
		(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	10	$580,435	$402,997
Restricted cash	10	11,844	6,547
Available-for-sale securities		19,138	19,460
Accounts receivable, net of provision for doubtful accounts	11	276,680	202,962
Accounts receivable from related parties	12	22,479	29,427
Expendable spare parts and supplies, net of provision for obsolescence		53,191	48,796
Prepaid expenses		60,043	54,512
Assets held for sale		17,645	9,832
Deposits and other assets		70,928	105,028

Total current assets		1,112,383	879,561
Non-current assets:
Available-for-sale securities		14,678	13,165
Deposits and other assets		227,478	221,558
Accounts receivable, net of provision for doubtful accounts	11	82,565	64,540
Accounts receivable from related parties	12	22,644	24,001
Intangible assets		358,160	344,908
Deferred tax assets		38,804	73,644
Property and equipment, net	13	3,012,965	2,699,546

Total non-current assets		3,757,294	3,441,362

Total assets		$4,869,677	$4,320,923

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS S.A.

(Republic of Panama)

Interim Condensed Consolidated Statement of Financial Position

(In USD thousands, except share and per share data)

	Notes	As of September 30, 2013	As of December 31, 2012
		(Unaudited)	(Audited)
Liabilities and equity
Current liabilities:
Current portion of long-term debt		$348,301	$282,145
Accounts payable		480,737	488,568
Accounts payable to related parties	12	9,303	7,309
Accrued expenses		156,575	181,802
Provisions for legal claims	21	8,861	7,903
Provisions for return conditions		17,368	7,598
Employee benefits		35,655	57,241
Air traffic liability		611,906	468,789
Other liabilities		17,356	29,470

Total current liabilities		1,686,062	1,530,825
Non-current liabilities:
Long-term debt		1,862,735	1,572,299
Accounts payable		2,768	3,041
Provisions for return conditions		59,035	59,297
Employee benefits		264,752	400,831
Deferred tax liabilities		7,812	2,528

Total non-current liabilities		2,197,102	2,037,996

Total liabilities		3,883,164	3,568,821

Equity:	15
Common stock		92,675	92,675
Preferred stock		19,448	19,473
Additional paid-in capital on common stock		263,178	263,178
Additional paid-in capital on preferred stock		269,598	270,061
Retained earnings		308,772	68,153
Revaluation and other reserves		25,418	25,418

Total equity attributable to the Company		979,089	738,958
Non-controlling interest		7,424	13,144

Total equity		986,513	752,102

Total liabilities and equity		$4,869,677	$4,320,923

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS S.A.

(Republic of Panama)

Interim Condensed Consolidated Statement of Comprehensive Income

(In USD thousands, except share and per share data)

		For the nine months ended September 30,
	Notes	2013	2012
		(Unaudited)

Operating revenue:
Passenger		$2,833,691	$2,643,336
Cargo and other		571,464	513,802

Total operating revenue	6	3,405,155	3,157,138

Operating expenses:
Flight operations		60,720	62,573
Aircraft fuel		989,629	972,441
Ground operations		254,279	237,455
Aircraft rentals		203,913	191,007
Passenger services		105,903	97,530
Maintenance and repairs		153,158	154,579
Air traffic		133,336	125,938
Sales and marketing		432,333	403,190
General, administrative and other		191,350	154,854
Salaries, wages and benefits		502,043	465,804
Depreciation and amortization		108,279	97,906

Total operating expenses		3,134,943	2,963,277

Operating profit		270,212	193,861

Other non-operating income (expense)
Interest expense		(75,917)	(78,727)
Interest income		9,140	14,852
Derivative instruments		(9,191)	(18,063)
Foreign exchange	8	24,241	(57,581)

Total non-operating expenses		(51,727)	(139,519)

Profit before income tax		218,485	54,342

Total income tax expense	19	(35,104)	(43,835)

Net profit for the period		$183,381	$10,507

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS S.A.

(Republic of Panama)

Interim Condensed Consolidated Statement of Comprehensive Income

(In USD thousands, except share and per share data)

		For the nine months ended September 30,
	Notes	2013	2012
		(Unaudited)
Net profit for the period		$183,381	$10,507
Other comprehensive income (loss):
Items that will not be reclassified into profit or loss:
Revaluation of administrative property		—	(172)
Actuarial gains (losses)		109,119	(28,431)
Income tax	19	(22,085)	5,638

		87,034	(22,965)

Items that may be reclassified into profit or loss:
Effective portion of changes in fair value of hedging instruments		(453)	9,317
Net change in fair value of available-for-sale securities		1,264	2,511
Income tax	19	(1,055)	(2,229)

		(244)	9,599

Other comprehensive (loss) income, net of income tax		86,790	(13,366)

Total comprehensive income (loss) for the period net of tax	15	270,171	(2,859)

Profit attributable to:
Equity holders of the parent		190,955	15,225
Non-controlling interest		(7,574)	(4,718)

Net profit for the period		183,381	10,507

Total comprehensive income (loss) attributable to:
Equity holders of the parent		277,745	1,859
Non-controlling interest		(7,574)	(4,718)

Total comprehensive income (loss) for the period net of tax		$270,171	$(2,859)

Basic and diluted earnings per share	14
Common Stock		$0.20	$0.01
Preferred Stock		$0.20	$0.01

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Interim Condensed Consolidated Statement of Changes in Equity

(In USD thousands, except share and per share data)

		For the nine months ended September 30, 2012 (Unaudited)
		Common stock		Preferred stock		Additional paid-in capital
	Notes	Shares	Amount	Shares	Amount	Common stock	Preferred stock	Revaluation and other reserves	Retained earnings	Equity attributable to equity holders of the parent	Non- controlling interest	Total equity

Balance at December 31, 2011		741,400,000	$92,675	159,907,920	$19,988	$263,178	$279,112	$27,059	$96,167	$778,179	$12,916	$791,095

Net profit		—	—	—	—	—	—	—	15,225	15,225	(4,718)	10,507

Other comprehensive income for the period	15	—	—	—	—	—	—	(172)	(13,194)	(13,366)	—	(13,366)

Dividends paid	24	—	—	—	—	—	—	—	(25,590)	(25,590)	—	(25,590)

Purchase of treasury stock		—	—	(3,166,639)	(395)	—	(6,595)	—	—	(6,990)	—	(6,990)

Balance at September 30, 2012 (unaudited)		741,400,000	$92,675	156,741,281	$19,593	$263,178	$272,517	$26,887	$72,608	$747,458	$8,198	$755,656

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Interim Condensed Consolidated Statement of Changes in Equity

(In USD thousands, except share and per share data)

		For the nine months ended September 30, 2013 (Unaudited)
		Common stock		Preferred stock		Additional paid-in capital
	Notes	Shares	Amount	Shares	Amount	Common stock	Preferred stock	Revaluation and other reserves	Retained earnings	Equity attributable to equity holders of the parent	Non- controlling interest	Total equity

Balance at December 31, 2012		741,400,000	$92,675	155,784,429	$19,473	$263,178	$270,061	$25,418	$68,153	$738,958	$13,144	$752,102

Net profit		—	—	—	—	—	—	—	190,955	190,955	(7,574)	183,381

Other comprehensive income for the period	15	—	—	—	—	—	—	—	86,790	86,790	—	86,790

Dividends paid	24	—	—	—	—	—	—	—	(36,921)	(36,921)	—	(36,921)

Purchase of treasury stock		—	—	(197,141)	(25)	—	(463)	—	—	(488)	—	(488)

Acquisition of non-controlling interest		—	—	—	—	—	—	—	—	—	(646)	(646)

Acquisition of subsidiary with non-controlling interest		—	—	—	—	—	—	—	—	—	2,500	2,500

Other subsidiary effects		—	—	—	—	—	—	—	(205)	(205)	—	(205)

Balance at September 30, 2013 (unaudited)		741,400,000	$92,675	155,587,288	$19,448	$263,178	$269,598	$25,418	$308,772	$979,089	$7,424	$986,513

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS, S.A.

(Republic of Panama)

Interim Condensed Consolidated Statement of Cash Flows

(In USD thousands)

	For the nine months ended September 30,
	2013	2012
	(Unaudited)
Cash flows from operating activities:
Net profit for the period	$183,381	$10,507
Adjustments for:
Provision for doubtful accounts	9,788	8,357
Provision for inventory obsolescence	1,748	2,119
Deferred tax	11,614	9,830
Current tax	23,490	34,005
Depreciation and amortization	108,279	97,906
Stock appreciation rights	(2,037)	2,926
Provisions	18,404	25,565
Net expense from pensions plans	30,431	24,256
Interest expense	75,917	78,727
Interest income	(9,140)	(14,852)
Loss (gain) on disposal of assets	2,334	(17,466)
Valuation of derivative instruments	9,191	18,063
Foreign exchange	(96,015)	57,792
Accounts receivable	(133,626)	(89,090)
Expendable spare parts and supplies	(6,143)	(5,935)
Prepaid expenses	(5,531)	(3,502)
Deposits and other assets	(7,165)	21,478
Accounts payable and accrued expenses	(41,672)	3,029
Air traffic liability	143,121	94,342
Provisions	(11,152)	(5,228)
Pension liabilities	(41,872)	(38,598)

Cash provided by operating activities	263,345	314,231
Income tax paid	(15,774)	(15,409)

Net cash provided by operating activities	247,571	298,822

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS S.A.

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands, except share and per share data)

	For the nine months ended September 30,
	2013	2012
	(Unaudited)
Cash flows from investing activities:
Available-for-sale securities	(1,191)	(1,298)
Restricted cash	(5,297)	(4,719)
Interest received	30,280	14,166
Advance payments on aircraft purchase contracts	(212,044)	(130,788)
Acquisition of property and equipment	(79,968)	(87,884)
Redemption of certificates of bank deposits	34,845	135,689
Acquisition of intangible assets	(15,701)	(18,166)
Proceeds from sale of property and equipment	52,768	84,399
Proceeds from sale of investments	1,529	2,878

Net cash used in investing activities	(194,779)	(5,723)
Cash flows from financing activities:
Proceeds from loans and borrowings	111,839	173,652
Proceeds from issuance of bonds	300,000	—
Payments on loans and borrowings	(211,494)	(233,021)
Payments of financial lease liabilities	(3,179)	(4,667)
Dividends paid	(36,921)	(25,590)
Other Subsidiary effects	(205)	—
Acquisition of subsidiary with non-controlling interest	2,500	—
Acquisition of non-controlling interest	(580)	—
Purchase of treasury stock	(488)	(6,990)
Interest paid	(67,518)	(67,419)

Net cash provided by (used in) financing activities	93,954	(164,035)
Effect of exchange rate on cash	30,692	(13,502)
Net increase in cash and cash equivalents	177,438	115,562
Cash and cash equivalents at beginning of period	402,997	288,726

Cash and cash equivalents at end of period	$580,435	$404,288

AVIANCA HOLDINGS S.A.

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands, except share and per share data)

(1) Reporting entity

Avianca Holdings S.A. (the “Company” or “Avianca Holdings S.A.”) a Panamanian corporation whose registered address is at Calle Aquilino de la Guardia No. 8 IGRA Building, Panamá City, Republic of Panamá. The Company was first incorporated on October 5, 2009 under the name SK Holdings Limited and under the laws of the Commonwealth of the Bahamas. Subsequently, on March 10, 2010 the Company changed its name to AviancaTaca Limited, and, on January 28, 2011 the Company changed its name to AviancaTaca Holding, S.A and thereafter on March 3, 2011 the company changed its registered offices to Panamá. In 2011 AviancaTaca Holding, S.A. listed its shares in the Bolsa de Valores de Colombia (BVC) as PFAVTA: CB. On March 21, 2013 the Company changed its legal name from AviancaTaca Holding, S.A. to Avianca Holdings S.A. and on July 22, 2013, the Company changed its listing name to PFAVH: CB.

The Company through its subsidiaries is provider of domestic and international passenger and cargo transportation in the domestic markets of Colombia, Ecuador, and Peru, and international routes serving North, Central and South America, Europe, and the Caribbean. The Company has entered into a number of bilateral code share alliances with other airlines (whereby selected seats on one carrier’s flights can be marketed under the brand name of the other), expanding travel choices to customers worldwide. Marketing alliances typically include: joint frequent flyer program participation; coordination of reservations, ticketing, passenger check-in and baggage handling; transfer of passenger and baggage at any point of connectivity, among others. The code share agreements include, Air Canada, Ocean Air Linhas Aereas, S.A., Iberia, Lufthansa, SATENA, Sky Airlines, United Airlines, Aeromexico, and US Airways. Avianca S.A. and Taca International Airlines S.A. (and its affiliated airlines) are members of Star Alliance which give its customers access to the routes, destinations and services of the Star Alliance network.

The Company also undertakes cargo operations through the use of hold space on passenger flights and dedicated freight aircraft. In certain of the Company’s hub airports, the Company also performs ground operations for third-party airlines.

The Company operates a frequent flyer program, (“LifeMiles”) that provides travel and other awards to members of the program based on accumulated mileage credits. The program supports growth and ensures greater operational flexibility by maximizing the number of partners and increasing the program’s attractiveness for a greater number of members.

AVIANCA HOLDINGS S.A.

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands, except share and per share data)

At September 30, 2013, Avianca Holdings S.A. operated a fleet of 169 aircraft consisting of:

Aircraft	Owned/ Financial lease	Operating lease	Total
Airbus A-318	—	10	10
Airbus A-319	14	17	31
Airbus A-320	31	24	55
Airbus A-321	1	4	5
Airbus A-330	1	9	10
Airbus A330F	3	—	3
ATR-42	6	5	11
ATR-72	1	—	1
Boeing 767 F	4	1	5
Cessna Grand Caravan	11	—	11
Embraer E-190	10	2	12
Fokker 100	5	—	5
Fokker 50	10	—	10

	97	72	169

(2) Basis of preparation

The Interim Condensed Consolidated Financial Statements for the nine months ended September 30, 2013 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The Interim Condensed Consolidated Financial Statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as of December 31, 2012.

These Interim Condensed Consolidated Financial Statements are presented in US dollars, which is the Company’s functional currency. All financial information presented has been rounded to the nearest thousands, except when otherwise indicated.

The Interim Condensed Consolidated Financial Statements of the Company for the nine months ended September 30, 2013 were authorized for issue by the Board of Directors on November 12, 2013.

AVIANCA HOLDINGS S.A.

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands, except share and per share data)

(3) New Standards, interpretations, and amendments adopted by the Company

The accounting policies adopted in the preparation of the Interim Condensed Consolidated Financial Statements are consistent with those followed in the preparation of the Company’s annual Consolidated Financial Statements for the year ended 31 December 2012, except for the adoption of new standards and interpretations effective as of January 1, 2013.

The Company has applied, for the first time, certain standards and amendments. These include IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 13 Fair Value Measurement and amendments to IAS 1 Presentation of Financial Statements. As required by IAS 34, the nature and the effect of these changes are disclosed below. In addition, the application of IFRS 12 Disclosure of Interest in Other Entities may result in additional disclosures in the annual Consolidated Financial Statements.

Several other new standards and amendments apply for the first time in 2013. However, they do not impact the annual consolidated financial position or the comprehensive income of the Company on an annual or interim basis. The nature and the effect of each new standard and amendment are further described below.

IAS 1 Presentation of Items of Other Comprehensive Income – Amendments to IAS 1

The amendments to IAS 1 modify the grouping of items presented in other comprehensive income (OCI). Items that could be reclassified (or recycled) to profit or loss at a future point in time (e.g. exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) have to be presented separately from items that will never be reclassified (e.g., actuarial gains and losses on defined benefit plans and revaluation of land and buildings). The adoption of these amendments to IAS 1 only impact presentation and has had no impact on the Company’s financial position or result of operations.

IFRS 7 Financial Instruments: Disclosures

The amendment to IFRS 7 requires an entity to disclose information about rights to set-off financial instruments and related arrangements (e.g., collateral agreements). The newly-required disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognized financial instruments that are set-off in accordance with IAS 32. The disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether the financial instruments are set-off pursuant to IAS 32. The adoption of IFRS 7 had no material impact on the Company´s financial position.

IFRS 10 Consolidated Financial Statements and IAS 27 Separate Financial Statements

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. IFRS 10 replaces the parts of previously existing IAS 27 Consolidated and Separate Financial Statements that dealt with consolidated financial statements and SIC-12 Consolidation – Special Purpose

AVIANCA HOLDINGS S.A.

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands, except share and per share data)

Entities. IFRS 10 changes the definition of control such that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. To meet the definition of control in IFRS 10, all three criteria must be met, as follows: (a) an investor has power over an investee; (b) the investor has exposure, or rights, to variable returns from its involvement with the investee; and (c) the investor has the ability to use its power over the investee to affect the amount of the investor’s returns. The adoption of IFRS 10 has had no significant impact on the Company’s financial position and results of operations, however, as further discussed in Note 4, a new entity is consolidated based on the provisions of this standard.

IFRS 11 Joint Arrangements and IAS 28 Investment in Associates and Joint Ventures

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities – Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method.

The adoption of IFRS 11 has not had a material impact on the Company’s position and results of operations.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 sets out the requirements for disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. None of these disclosure requirements are applicable for Interim Condensed Consolidated Financial Statements, unless significant events and transactions in the interim period require that they are provided. Accordingly, the Company has not made such disclosures.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The application of IFRS 13 has had no material impact on the Company’s financial position or results of operations.

IFRS 13 also requires specific disclosures on fair values, some of which replace existing disclosure requirements in other standards, including IFRS 7 Financial Instruments: Disclosures. Some of these disclosures are specifically required for financial instruments by IAS 34.16A (j), thereby affecting the interim condensed consolidated financial statements period. The Company provides this disclosures in Note 18.

In addition to the above-mentioned amendments and new standards, IFRS 1 First-time Adoption of International Financial Reporting Standards was amended with effect for reporting periods starting on or after 1 January 2013. The Company is not a first-time adopter of IFRS, therefore, this amendment is not relevant to the Company.

AVIANCA HOLDINGS S.A.

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands, except share and per share data)

The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

(4) Investments in New Companies

On February 22, 2013 the Company signed an agreement with Seger Investments Corp (“Seger”) to establish GETCOM International Investments, SL (“Getcom”), a company incorporated in Spain. Seger is a Company incorporated in Panama and acts as the operating partner of Getcom. The agreement establishes that Avianca Holdings S.A. and Seger have a joint participation of 50% in the equity of Getcom, whose primary business is to supply call center services for the use of Avianca Holdings S.A. and its subsidiaries in Colombia and El Salvador. Getcom is consolidated in the Condensed Consolidated Financial Statements in accordance with IFRS 10. The Company determines it has control over Getcom after assessing the Company’s ability to direct the relevant activities of Getcom, its exposure and rights to variable returns, and its ability to use its power to affect the amount of the Getcom’s returns.

(5) Bond Issuance

On May 10, 2013, the Company issued Senior Notes in an offering exempt from registration under Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended. The Senior Notes are due in 2020 and bear interest at the rate of 8.375% per year, payable semi-annually in arrears on May 10 and November 10, beginning on November 10, 2013.

The subsidiaries Grupo Taca Holdings Limited, and Avianca Leasing, LLC are jointly and severally liable under the Notes as co-issuers on $300,000 in aggregate principal amount.

The Notes are fully and unconditionally guaranteed by three of our subsidiaries: Taca International Airlines S.A., Líneas Aéreas Costarricenses, S.A., and Trans American Airlines S.A.. Avianca Leasing LLC’s obligations as a co-issuer of the Notes will be unconditionally guaranteed by our subsidiary Aerovias del Continente Americano S.A Avianca, in an amount equal to $200,000. The Notes and guarantees are senior unsecured obligations of the co-issuers and the guarantors, respectively, and rank equally in right of payments with all of their other respective present and future unsecured obligations that are not expressly subordinated in right of payment to the Notes or the Guarantees.

The Indenture contains the following covenants:

a.	Limitation on Transactions with Affiliates

b.	Limitation on Consolidation, Merger or Transfer of Assets

c.	Restrictions on Activities of Avianca Leasing, LLC

AVIANCA HOLDINGS S.A.

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands, except share and per share data)

(6) Segment information

The Company reports information by segments as established in IFRS 8 “Operating segments”. The Company has determined that it has one operating segment: air transportation.

The Company’s revenues by geographic area for the periods ended September 30, 2013 and 2012 are as follows:

	For the nine months ended September 30,
	2013	2012

North America	$510,759	$492,968
Central America and the Caribbean	425,596	349,828
Colombia	1,354,538	1,330,430
South America (ex-Colombia)	882,646	815,047
Other	231,616	168,865

Total operating revenue	$3,405,155	$3,157,138

The Company allocates revenues by geographic area based on the point of origin of the flight. Non-current assets are composed primarily of aircraft and aeronautical equipment, which are used throughout different countries and are therefore not assignable to any particular geographic area.

(7) Seasonality

The results of operations for any interim period are not necessarily indicative of those for the entire year because the business is subject to seasonal fluctuations. This fluctuation is the result of high vacation and leisure demand occurring during the northern hemisphere’s summer season in the third quarter (principally in July and August) and again during the fourth quarter (principally in December). In addition, January is typically a month in which heavy air passenger demand occurs. The lowest levels of passenger traffic are concentrated in February, April and May. Given the proportion of fixed costs, the company and its subsidiaries expect that quarterly operating results to continue to fluctuate from quarter to quarter. This information is provided to allow for a better understanding of the results, however management has concluded that this does not constitute “highly seasonal” as considered by IAS 34.

(8) Foreign exchange

The gain or loss in foreign currency is derived primarily from the appreciation or depreciation of the Colombian Peso against the US Dollar, which is the Company’s functional currency. The Company’s subsidiary Aerovias del Continente Americano, S.A. Avianca domiciled in Colombia has liabilities

AVIANCA HOLDINGS S.A.

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands, except share and per share data)

denominated in Colombian Pesos such as its pension plans and a bond issuance. For the nine months ended September 30, 2013, the Company recognized a net gain of $24,241 primarily as a result of the depreciation of the Colombian Peso against the US Dollar of 8.3% compared to the exchange rate as of December 31, 2012. For the nine months ended September 30, 2012, the Company recognized a net loss of $57,581, primarily, as a result of the appreciation of the Colombian Peso against the US Dollar of 7.3% compared to the exchange rate as of December 31, 2011.

(9) Employee benefits

The Company sponsors defined benefit pension plans, which require contributions to be made to separately administered funds. The Company has also agreed to provide certain additional post-employment benefits to senior employees in Colombia. These benefits are unfunded. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit cost method. Actuarial gains and losses for defined benefit plans are recognized in full in the period in which they occur in other comprehensive income.

The defined benefit liability comprises the present value of the defined benefit obligation (using a discount rate based on Colombian Government bonds), less the fair value of plan assets out of which the obligations are to be settled. Plan assets are assets that are held by the Social Security Institute and private pension funds. Plan assets are not available to the creditors of the Company, nor can they be paid directly to the Company. Fair value is based on market price information and in the case of quoted securities on the published bid price. The value of any defined benefit asset recognized is restricted to the sum of any past service costs and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

The discount rate indexed by Colombian Government bonds increased from 6.25% at December 31, 2012 to 8.00% at September 30, 2013, decreasing the employee benefit liability registered in the Interim Condensed Consolidated Statement of Financial Position, increasing the other comprehensive income and decreasing the related deferred income tax asset.

(10) Cash and cash equivalents and restricted cash

Cash and cash equivalents in the Interim Condensed Consolidated Statement of Financial Position comprise cash at banks and on hand and short-term deposits with original maturity of three months or less.

AVIANCA HOLDINGS S.A.

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands, except share and per share data)

For the purpose of the Interim Condensed Consolidated Statement of Cash Flows as of September 30, 2013 and 2012 and the Interim Condensed Consolidated Statement of Financial Position as of September 30, 2013 and December 31, 2012, cash and cash equivalents and restricted cash are comprised of the following:

	September 30, 2013	September 30, 2012	December 31, 2012

Cash on hand and bank deposits	$529,201	$327,604	$334,621
Demand and term deposits	51,234	76,684	68,376

Cash and cash equivalents	580,435	404,288	402,997
Restricted cash	11,844	6,534	6,547

Cash and cash equivalents and restricted cash	$592,279	$410,822	$409,544

(11) Accounts Receivables, net of provision for doubtful accounts

Receivables as of September 30, 2013 and December 31, 2012 are as follows:

	September 30, 2013	December 31, 2012

Trade	$243,826	$179,825
Taxes	75,539	54,505
Manufacturer credits	13,702	18,454
Employee advances (1)	7,310	6,537
Other	29,291	21,463

	$369,668	$280,784
Less provision for doubtful accounts	(10,423)	(13,282)

Total	$359,245	$267,502

Net current	$276,680	$202,962
Net non-current	82,565	64,540

Total	$359,245	$267,502

(1)	Employee advances mainly relate to per diem allowances provided as advances to crew and personnel prior to traveling.

AVIANCA HOLDINGS S.A.

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands, except share and per share data)

Changes during the period in the provision for doubtful accounts are as follows:

	September 30, 2013	December 31, 2012

Balance at beginning of period	$13,282	$10,707
Bad debt expense	9,788	10,000
Write-offs against the allowance	(12,647)	(7,425)

Balance at end of period	$10,423	$13,282

AVIANCA HOLDINGS S.A.

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands, except share and per share data)

(12) Balances and transactions with related parties and key management compensation expenses

The following table provides the total amount of transactions that have been entered into with related parties during the nine months ended September 30, 2013 and 2012, as well as balances with related parties as of September 30, 2013 and December 31, 2012:

Company	Country	September 30, 2013				September 30, 2012		December 31, 2012
		Receivables	Payables	Revenues	Expenses	Revenues	Expenses	Receivables	Payables
SPSYN Participacoes, S.A.	Brazil	$39,733	$—	$1,389	$1	$2,040	$—	$46,490	$—
Oceanair Linhas Aereas, S.A.	Brazil	3,018	1,640	11,956	5,144	24,706	1,765	6,255	1,654
Global Operadora Hotelera, S.A.S	Colombia	—	269	1	761	—	759	—	—
Empresariales S.A.S.	Colombia	8	1,364	8	8,994	11	9,445	—	1,818
Aeromantenimiento, S.A.	El Salvador	198	2,162	20	1,503	219	6,710	—	858
Transportadora del Meta S.A.S.	Colombia	—	603	3	7,037	26	6,964	—	1,548
Other		2,166	3,265	199	1,667	32	458	683	1,431

Subtotal		$45,123	$9,303	$13,576	$25,107	$27,034	$26,101	$53,428	$7,309

		Receivables	Payables					Receivables	Payables
Short-term		$22,479	$9,303					$29,427	$7,309
Long-term		22,644	—					24,001	—

Total balance with related parties		$45,123	$9,303					$53,428	$7,309

AVIANCA HOLDINGS S.A.

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands, except share and per share data)

All related parties are companies controlled by the same ultimate shareholder of Avianca Holdings S.A. Revenues and expenses correspond mainly to sales of loyalty program points, leases, maintenance, and cargo transportation services. The following is a description of the nature of services provided by and to related parties; which have not changed significantly in comparison with those reported in the financial statements at 31 December, 2012. These transactions are:

Related party	Nature of Services
SPSYN Participacoes S.A.	The Company and SPSYN Participacoes S.A. signed a novation of the receivables from Oceanair Linheas Aereas, S.A. whereby SPSYN would be the new debtor.

Oceanair Linheas Aereas, S.A.	The Company provides to and receives from Oceanair Linheas Aereas, S.A., logistic services, marketing and advertising, maintenance services, and training services. The Company has entered into a licensing agreement with Oceanair for the use of the Avianca brand in Brazil. Additionally, the Company leases aircraft to Oceanair Linheas Aereas, S.A.

Global Operadora Hotelera S.A.S	Accommodation services for crew and employees of the Company.

Empresariales S.A.S.	Transportation services for the Company’s employees.

Aeromantenimiento, S.A.	Aircraft maintenance company which provides aircraft overhaul services to the Company.

Transportadora del Meta S.A.S.	Provides road transportation services for cargo/courier deliveries to the Company.

Key management personnel compensation expense

Key management compensation expense recognized within “Salaries, wages, and benefits” in the Consolidated Statement of Comprehensive Income for the nine months ended September 30, 2013 and 2012 amounts to $19,710 and $21,121, respectively.

(13) Property and equipment, net

During the nine months ended September 30, 2013, the Company acquired one A319, one A320, two A330 Freighter, one ATR 42 and one ATR 72. Additionally the Company paid Predelivery Payments (“PDPs”) and purchased rotable spare parts.

During the nine months ended September 30, 2013, the Company sold one A319 and one Cessna Grand Caravan; additionally two B767F aircraft were classified as held for sale in accordance with IFRS 5.

AVIANCA HOLDINGS S.A.

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands, except share and per share data)

Flight equipment, property and other equipment as of December 31, 2012 and September 30, 2013, and December 31, 2011 and September 30, 2012 is as follows:

	Flight equipment	Capitalized maintenance	Rotable spare parts	Aircraft predelivery payments	Other	Total
Gross:
December 31, 2012	$2,451,664	$179,791	$77,761	$283,162	$270,299	$3,262,677
Additions	196,370	27,224	8,569	212,044	33,537	477,744
Disposals	(41,834)	(3,035)	(5,047)	—	(9,254)	(59,170)
Transfers to assets held for sale	(22,300)	(14,047)	—	—	—	(36,347)
Transfers	157,452	—	—	(157,452)	—	—

September 30, 2013	2,741,352	189,933	81,283	337,754	294,582	3,644,904

Accumulated depreciation:
December 31, 2012	336,170	123,197	9,763	—	94,001	563,131
Additions	61,792	24,480	2,907	—	12,166	101,345
Disposals	(2,604)	—	(711)	—	(2,482)	(5,797)
Transfers to assets held for sale	(19,338)	(7,402)	—	—	—	(26,740)

September 30, 2013	$376,020	$140,275	$11,959	$—	$103,685	$631,939

Net balances:

December 31, 2012	$2,115,494	$56,594	$67,998	$283,162	$176,298	$2,699,546

September 30, 2013	$2,365,332	$49,658	$69,324	$337,754	$190,897	$3,012,965

	Flight equipment	Capitalized maintenance	Rotable spare parts	Aircraft predelivery payments	Other	Total
Gross:
December 31, 2011	$2,049,400	$184,829	$73,357	$262,456	$263,190	$2,833,232
Additions	203,640	30,716	12,808	130,788	15,670	393,622
Disposals	(41,337)	(11,920)	(11,155)	(44,087)	(3,699)	(112,198)
Transfers	70,849	—	—	(70,849)	—	—

September 30, 2012	2,282,552	203,625	75,010	278,308	275,161	3,114,656

Accumulated depreciation:
December 31, 2011	280,970	123,252	16,664	—	102,869	523,755
Additions	52,310	23,566	4,528	—	7,136	87,540
Disposals	(10,352)	(924)	(8,014)	—	(4,859)	(24,149)

September 30, 2012	$322,928	$145,894	$13,178	$—	$105,146	$587,146

Net balances:

December 31, 2011	$1,768,430	$61,577	$56,693	$262,456	$160,321	$2,309,477

September 30, 2012	$1,959,624	$57,731	$61,832	$278,308	$170,015	$2,527,510

AVIANCA HOLDINGS S.A.

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands, except share and per share data)

(14) Earnings per Share

The calculation of basic and diluted earnings per share at September 30, 2013 and 2012 is as follows:

	September 30, 2013	September 30, 2012
Net profit attributable to Avianca Holdings S.A.	$183,381	$10,507

Weighted average number of ordinary shareholders (basic and diluted)

(in thousands of shares)
Common stock	741,400	741,400
Preferred stock	155,587	158,404

Basic and diluted earnings per share
Common stock	$0.20	$0.01
Preferred stock	$0.20	$0.01

(15) Other comprehensive income

The movement of other comprehensive income from December 31, 2012 to September 30, 2013 and from December 31, 2011 to September 30, 2012 is as follows:

(1)	Hedging Reserves

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition of the hedged cash flows. For the nine months ended September 30, 2013 and 2012, $(453) and $9,317 respectively was recognized associated to the effective portion of changes in fair value of cash flow hedges.

(2)	Fair value reserves

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the assets are derecognized or impaired. For the nine months ended September 30, 2013 and 2012, $1,264 and $2,511, respectively was recognized associated to the available-for-sale financial assets.

(3)	Reserve relating to actuarial gains and losses

It comprises actuarial gains or losses on defined benefit plans and post-retirement medical benefits recognized in other comprehensive income. For the nine months ended September 30, 2013 and 2012, the Company recognized an actuarial gain or (loss) amounting to $109,119 and $(28,431), respectively.

AVIANCA HOLDINGS S.A.

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands, except share and per share data)

(4)	Income tax on other comprehensive income

Whenever an item of other comprehensive income gives rise to a temporary difference, a deferred income tax asset or liability is recognized directly in other comprehensive income. For the nine months ended September 30, 2013 and 2012, $(23,140) and $3,409, respectively was recognized for such transactions.

(5)	Revaluation of administrative property

Revaluation and other reserves are related to the revaluation of property and equipment. The revaluation reserve is adjusted for decreases in fair value. For the nine months ended September 30, 2012, $(172) was recognized as a result of a sale of a part of the administrative property in Costa Rica.

(16) Derivatives recognized as hedging instruments

Financial instruments recognized as hedging instruments at fair value through other comprehensive income as of September 30, 2013 and December 31, 2012 are the following:

	September 30, 2013	December 31, 2012
Cash flow hedges – Assets
Fuel price hedges	$7,518	$10,085

Total	$7,518	$10,085

Cash flow hedges – Liabilities
Fuel price hedges	$1,771	$439

Total	$1,771	$439

Financial assets and liabilities at fair value through other comprehensive income reflect the change in fair value of fuel price derivative contracts designated as cash flow hedges to hedge the expected variations in jet fuel prices for expected future sales and purchases in Colombia and El Salvador, based on highly probable forecast transactions.

The Company purchases jet fuel on an ongoing basis as its operating activities require a continuous supply of this commodity. The increased volatility in jet fuel prices has led the Company to the decision to enter into commodity contracts. These contracts are expected to reduce the volatility attributable to fluctuations in jet fuel prices for highly probable forecast jet fuel purchases, in accordance with the risk management strategy outlined by the Board of Directors. The contracts are intended to hedge the volatility of the jet fuel prices for a period between three and twelve months based on existing purchase agreements.

AVIANCA HOLDINGS S.A.

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands, except share and per share data)

The following table indicates the periods in which the cash flows associated with cash flow hedges are expected to occur, and the fair values of the related hedging instruments.

	Fair Value	1-12 months
Fuel price
Assets	$7,518	$7,518
Liabilities	$1,771	$1,771

The terms of the cash flow hedging contracts have been negotiated for the expected highly probable forecast transactions to which hedge accounting has been applied. As of September 30, 2013, and 2012, a net loss relating to the hedging instruments of $(6,368) and $(4,435), respectively is included in the Interim Condensed Consolidated Statement of Comprehensive Income.

(17) Derivative financial instruments

Derivative financial instruments at fair value through profit or loss as of September 30, 2013 and December 31, 2012 are the following:

	September 30, 2013	December 31, 2012
Derivatives not designated as hedges – Assets:
Derivative contracts of foreign currency	$64	$—

Total	$64	$—

Derivatives not designated as hedges – Liabilities:
Derivate contracts of foreign currency	—	1,183
Derivative contracts of interest rate	15,585	27,848

Total	$15,585	$29,031

Financial instruments through profit or loss are derivative contracts not designated as hedges for accounting purposes that are intended to reduce the levels of risk of foreign currency, fuel price risk, and interest rates. The Company does not hold derivative instruments for trading purposes.

Foreign currency risk

Certain foreign currency forward contracts are measured at fair value through profit or loss and are not designated as hedging instruments for accounting purposes. The foreign currency forward contract balances vary with the level of expected foreign currency sales and purchases and changes in foreign currency forward rates.

AVIANCA HOLDINGS S.A.

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands, except share and per share data)

Interest rate risk

The Company incurs interest rate risk primarily on financial obligations to banks and aircraft lessors. Certain financial derivative instruments are recognized at fair value through profit or loss and are not designated as hedging instruments for accounting purposes. The interest rate contracts vary according to the level of expected interest payable and changes in interest rated of financial obligations. Interest rate risk is managed through a mix of fixed and floating rates on loans and lease agreements, combined with interest rate swaps and options. Under these agreements, the Company pays a fixed rate and receives a variable rate.

(18) Fair value measurements

Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Consolidated Statement of Financial Position are as follows:

		September 30, 2013
		Carrying amount	Fair value
Financial assets
Cash and cash equivalents	10	$580,435	$580,435
Restricted cash	10	11,844	11,844
Available-for-sale securities		33,816	33,816
Accounts receivables, net	11	359,245	359,245
Related parties	12	45,123	45,123
Derivative instruments	16, 17	7,582	7,582
Deposits and other assets		298,406	298,406

		$1,336,451	$1,336,451

Financial liabilities
Accounts payable		$483,505	$483,505
Related parties	12	9,303	9,303
Derivative instruments	16, 17	17,356	17,356
Short-term borrowings and long-term debt		2,211,036	2,211,854

		$2,721,200	$2,722,018

The fair value of the financial assets and liabilities is included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

AVIANCA HOLDINGS S.A.

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands, except share and per share data)

Level 2 fair values have been determined for measurement and/or disclosure purposes based on the following methods.

(a)	Cash and short-term deposits, trade receivables, trade payables and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

(b)	The fair value of available-for-sale financial assets is determined by reference to their quoted bid price at the reporting date.

(c)	The Company enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate contracts, foreign currency forward contracts and commodity contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign currency spot and forward rates, interest rate curves and forward rate curves of the underlying commodity.

(d)	The fair value of short-term borrowings and long-term debt, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at a market based interest rate at the reporting date. For finance leases, the market rate is determined by reference to similar lease agreements.

Fair values hierarchy

All financial instruments carried at fair value are classified in three categories defined as follows:

Level 1	inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3	inputs are unobservable inputs for the asset or liability.

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

AVIANCA HOLDINGS S.A.

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands, except share and per share data)

The following is a listing of our assets and liabilities required to be measured at fair value on a recurring basis and where they are classified within the hierarchy.

September 30, 2013

	Level 1	Level 2	Level 3	Total
Assets
Aircraft fuel derivatives	$—	$7,518	$—	$7,518
Foreign currency	—	64	—	64

	$—	$7,582	$—	$7,582

Liabilities
Aircraft fuel	$—	$1,771	$—	$1,771
Interest rate derivatives	—	15,585	—	15,585

	$—	$17,356	$—	$17,356

(19) Income tax expense

The major components of income tax expense for the nine months period ended September 30, 2013 and 2012 are as follows:

Consolidated income statement

	For the nine months ended September 30
	2013	2012
Current income tax:
Current income tax charge	$23,490	$34,005
Deferred tax expense:
Related to origination and reversal of temporary differences	11,614	9,830

Income tax expense reported in the income statement	$35,104	$43,835

Consolidated statement of other comprehensive income
Income tax charged directly to other comprehensive income	$23,140	$(3,409)

The total income tax expense results primarily from taxes levied on Aerovias del Continente Americano, S.A. in Colombia. The consolidation of this subsidiary along with others in Avianca Holdings S.A. have a material effect on the effective tax rate of the Company as certain of these subsidiaries have significant losses, especially during the nine months ended September 30, 2012.

AVIANCA HOLDINGS S.A.

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands, except share and per share data)

(20) Share based payments

The Company authorized the implementation of an incentive plan (the “Share Plan”) on January 27, 2012 whereby eligible recipients, including directors, officers, certain employees, receive a special cash payout if certain vesting conditions are met.

The Share Plan participants have the option to redeem the vested portion of their respective rights for cash, with the payment being equal to the difference between the trading share price of the preferred shares of Avianca, as reported by the Colombia Stock Exchange during the 30 calendar days immediately preceding redemption and COP 5,000.

18,026,158 awards were issued on March 15, 2012, and will vest in equal tranches over a 4 year period, with the first tranche vesting on March 15, 2013, and subsequent tranches vesting on each subsequent anniversary date. Upon vesting, each tranche may be redeemed within 5 years and no later than March 2021. All awards issued in 2012 have the same features and were still outstanding as of December 31, 2012 with a remaining contractual life of 5.2 years.

A summary of the terms of the awards is as follows:

Vesting dates	Percentage vesting	Exercise period
March 15, 2013	25%	Exercisable from March 16, 2013 through March 15, 2018

March 15, 2014	25%	Exercisable from March 16, 2014 through March 15, 2019

March 15, 2015	25%	Exercisable from March 16, 2015 through March 15, 2020

March 15, 2016	25%	Exercisable from March 16, 2016 through March 15, 2021

Participants who are terminated, or resigned, cease to be part of the Share Plan. No awards were issued to non-employees in 2012.

The Company has determined the fair value of the outstanding awards as of September 30, 2013 and December 31, 2012 using the Turnbull-Wakeman model, which is a variation of the Black-Scholes model and was deemed to be an appropriate valuation model given the requirement that the share price be above a certain threshold for 30 days prior to redemption.

AVIANCA HOLDINGS S.A.

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands, except share and per share data)

For the nine months ended September 30, 2013 and 2012, the Company determined that the (income) expense of the Share Plan Awards was ($2,037) and $2,926, respectively, which has been recognized within operating profit in the third quarter 2013 and 2012, and is reflected as a non-current liability on the Comprehensive Statement of Financial Position as of September 30, 2013 and 2012.

(21) Provisions for legal claims

There are pending proceedings of different nature against subsidiary companies for which an unfavorable ruling would represent a payment obligation.

Proceedings that represent a remote risk are not accrued in the Interim Condensed Consolidated Financial Statements.

Significant proceedings that are pending and considered probable are described below:

Ordinary proceedings filed in Brazil by Uma Representaciones Ltda. against Avianca, S.A.

In 2005, Avianca, S.A. terminated the general agency agreement subscribed with Uma Representaciones Ltda. in Brazil. The former agent filed two ordinary civil suits against the Company. There is a high probability of an unfavorable outcome for both legal proceedings; accordingly, as of September 30, 2013 and December 31, 2012, a provision has been established in relation to this legal claim in the amount of $641 and $2,773, respectively. The Company has revised the provision amount and adjusted based on legal assessment of the possible range of loss.

Other

As of September 30, 2013 and December 31, 2012, the Company is involved in various claims and legal actions arising in the ordinary course of business. Management and legal counsel has estimated the possible range of loss in $8,220 and $5,130, respectively.

These claims have been accrued for in the Consolidated Statement of Financial Position within “Provisions for legal claims”.

Significant proceedings that are pending and considered remote are described below:

Arbitration proceeding in Colombia requested by Valórem, S.A. against Avianca, S.A.

In 2011, Valórem, S.A. a former Avianca S.A. shareholder requested, through arbitration, the reimbursement of an estimated amount of $204,159 as overpayment of the obligations assumed (per the agreements subscribed in 2001 resulting from the merger that led to an Alliance with ACES and in 2004 as part of the Chapter 11 proceeding filed by Avianca, S.A. and its subsidiary Avianca Inc. before the United States Bankruptcy Court for the Southern District of New York in connection with Valórem, S.A.’s obligation to fund the pension liability for ground crew of Avianca, S.A. and SAM, S.A,

The proceedings are currently in the discovery phase and the probability of an unfavorable outcome is considered to be remote, considering the arguments and evidence from the defendant.

AVIANCA HOLDINGS S.A.

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands, except share and per share data)

Proceeding filed in Peru by Líneas Aéreas Costarricenses, S.A. (LACSA), Peru branch in respect of sales tax (Value Added Tax) for the taxable year 2001

LACSA paid for transportation services, which are taxed by VAT, but according to the Tax Authorities of Peru (SUNAT) such services corresponded to an interline agreement, resulting in a rejection of VAT input credits.

As of September 30, 2013 and December 31, 2012, this contingency, including penalties and interests, amounts to an estimated total of $13,694 and $14,137, respectively.

The Company claims that the transportation services payments do not correspond to an interline agreement and considers that it is unlikely to have an unfavorable ruling in relation to this case.

Proceedings filed in Peru by Transamerican Airlines, S.A. (Taca Peru) in respect of sales tax (Value Added Tax) for the 2000 and 2001 tax years

In 2000 and 2001, Taca Peru recognized certain tax credits related to VAT on the leasing of aircraft and fuel and other expenses derived from interline operations. The SUNAT rejected those credits claiming that the VAT paid by the companies could not be considered as VAT input credits because those operations should not generate VAT collection.

As of September 30, 2013 and December 31, 2012, this contingency, including penalties and interests, amounts to an estimated total of $20,409 and $21,342, respectively.

In March 2007, Legislative Decree No. 980 issued in Peru recognizes the right of airlines to apply tax credits paid, which strengthen the Company´s legal arguments to consider that it is unlikely to have an unfavorable ruling in relation to this case.

Significant proceedings that have been resolved are described below:

Proceedings for annulment filed in Colombia by SAM, S.A. (currently merged with Avianca, S.A.) against an official tax assessment of the National Tax and Customs Administration (“DIAN”) in respect of the recognition of a portion of sales tax (VAT) as deductible in the 6th bi-monthly period of 2006

Sam, S.A. filed a suit requesting nullification of the official tax assessment related to VAT, whereby DIAN rejects a portion of the VAT input credit in the VAT return of the 6th bi-monthly period of 2006 arguing that the calculation of such VAT input credit was performed incorrectly since a portion of the VAT paid was allocated to operations exempted from VAT and certain invoices issued by the entity do not comply with the legal requirements.

The company has recently applied to a tax amnesty paying the principal amount (approximately $4,200) and obtained the cancellation of all the penalties and interests amounts through an agreement with DIAN signed on September 26, 2013. Therefore the case is settled.

AVIANCA HOLDINGS S.A.

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands, except share and per share data)

(22) Future aircraft leases payments

The Company has 72 aircraft under operating leases. Future operating lease commitments are as follows:

Aircraft

Less than 1 year	$252,458
Between 1 and 5 years	633,887
More than 5 years	52,866

$939,211

		Engines

A318/A319/A320/A321	Up to 2016	$6,702
Embraer 190	Up to 2016	2,928

		$9,630

The Company leases three Airbus A319, and five Fokker 100 to Oceanair Linheas Aereas, S.A. Future minimum income from these lease agreements is as follows:

Aircraft

Less than 1 year	$15,719
Between 1 and 5 years	46,510
More than 5 years	13,515

$75,744

(23) Acquisition of aircraft

In accordance with the agreements in effect, future commitments related to the acquisition of aircraft and engines are as follows:

Airbus – The Company has 65 firm orders for the acquisition of A320 family aircraft with deliveries scheduled between 2013 and 2019 as well as 21 purchase options. An agreement was signed with Airbus for the acquisition of four A330 freighter aircraft, three have been delivered and the remaining one will be delivered in October 2013. Under the terms of this purchase agreement to acquire Airbus aircraft, the Company must make pre-delivery payments to Airbus on predetermined dates.

Boeing – The Company has 15 firm orders for the acquisition of B787-8 aircraft with deliveries scheduled between 2014 and 2019 as well as 10 purchase options. Under the terms of this purchase agreement to acquire Boeing aircraft, the Company must make pre-delivery payments to Boeing on predetermined dates.

AVIANCA HOLDINGS S.A.

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands, except share and per share data)

ATR – The Company has 15 firm orders for the acquisition of ATR 72 with deliveries scheduled between 2013 and 2015 as well as 15 purchase options. As of September 30, 2013, one ATR 72 has been delivered.

Embraer – The Company has up to 30 purchase options.

Other – The Company has 11 firm orders for the acquisition of spare engines with deliveries between 2014 and 2020.

The value of the final purchase orders is based on the aircraft price list (excluding discounts and contractual credits granted by the manufacturers) and including estimated surcharges. As of September 30, 2013, commitments acquired with manufacturers for the purchase of aircraft and advance payments are summarized below. Advance payments are subsequently applied to aircraft acquisition commitments.

	One year	Two years	Three years	Four years	Thereafter	Total

Advance payments	$143,737	$114,845	$125,220	$150,781	$160,702	$695,285
Aircraft acquisition commitments	$1,498,950	$1,588,519	$1,032,258	$1,299,665	$3,428,003	$8,847,395

(24) Dividends paid

The following dividends were paid by the Company during the nine months ended September 30, 2013 and 2012:

	September 30, 2013	September 30, 2012
4 cents per qualifying ordinary share (2012: 3 cents)	$30,371	$21,050
4 cents per preferred share (2012: 3 cents)	6,550	4,540

Total	$36,921	$25,590

(25) Debt covenants

The Company did not comply with certain debt covenants as of September 30, 2013 and December 31, 2012. Consequently, in accordance with IAS 1 “Presentation of Financial Statements”, the related debt balance amounting to $6,962 (2012: $41,075) was classified as current for purposes of the Consolidated Statement of Financial Position.

AVIANCA HOLDINGS S.A.

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands, except share and per share data)

(26) Subsequent events

American Depository Shares issuance:

On November 5, 2013, the Company issued 12,500,000 American Depository Shares, or ADSs, each representing 8 preferred shares. Net proceeds from this offering amounted to approximately $178.1 million (after deducting underwriting discounts and estimated transaction expenses payable by us). The Company expects to use substantially all of the net proceeds to finance its fleet modernization plan, including our proposed acquisition of Airbus, Boeing and ATR aircraft described in Note 23, and any remaining amounts for general corporate purposes.

In connection with this offering, the common shareholders (“selling shareholders”) converted 75,599,997 common shares to preferred shares, representing 14,734,910 ADSs. As a consequence, the number of common shares was reduced to 665,800,003; the number of preferred shares increased in 175,599,997 to 335,507,917 preferred shares. The Company will not receive any of the net proceeds from the sale of ADS by the selling shareholders.

Changes to the Share Based Plan.

On October 9th, 2013 the Company changed the terms of its Share Based Plan. As mentioned in Note 20 participants had the option to redeem the vested portion of their respective rights for cash, with the payment being equal to the difference between the trading share price of the preferred shares of Avianca, as reported by the Colombia Stock Exchange during the 30 calendar days immediately preceding redemption and COP 5,000. Starting in October 9th, redemption features will be based on the average quoted price reported by the New York Stock Exchange during the 30 calendar days immediately preceding redemption and the issuance price, divided by eight ADS each representing 8 preferred shares and multiplied by the exchange rate from Colombian pesos to US Dollars at the date of the transaction, as long as the difference results in a positive value.